May 14, 2025

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Limited
48th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: HUTCHMED (China) Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-37710
Dear Johnny Cheng:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Risk Factors
Other Risks and Risks Relating to Doing Business in China
We are subject to stringent privacy and cybersecurity laws..., page 49

1. In future filings, to the extent applicable, please revise to provide risk factor disclosure explaining whether there are any commensurate laws or regulations in
       Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.
 May 14, 2025
Page 2
Risks Relating to Our ADSs
We are a Cayman Islands company..., page 83

2. We note your disclosure that "[t]o the extent [y]our directors and executive officers reside in China or their assets are located in China, it may not be possible for investors to effect service of process upon [you] or [y]our management inside China." In future filings, please revise this risk factor to clearly disclose whether any of your directors and executive officers reside in China and whether their assets are located in China.
Report of Independent Registered Public Accounting Firm, page F-2

3. In future filings, please have the auditor disclose the year they began serving consecutively as your auditor to conform to PCAOB AS 3101.10(b).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-
4224 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences